CANNEX CAPITAL HOLDINGS INC.

PROXY

This form of proxy (the "Proxy") is solicited by management ("Management") for use at the Special Meeting (the "Meeting") of the securityholders of Cannex Capital Holdings Inc. (the "Company") on April 18, 2019 at 8:00 a.m. (Pacific time).

The undersigned hereby appoints Anthony Dutton, President and CEO, or failing him, David Croom, CFO of the Company, or instead of either of the foregoing, (insert name) ____________________________, as nominee of the undersigned, with full power of substitution, to attend, act, and vote for and on behalf of the undersigned in respect of all shares of all series and classes held by the undersigned in accordance with the following (or if no directions have been given, as recommended by Management) and all other matters that may properly come before the Meeting to be held at the offices of McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, on Thursday, April 18, 2019 at 8:00 a.m. (Pacific time), and at any adjournments thereof:

1.	To pass, as a special resolution, the Cannex Component of the Business Combination Resolution, the full text of which is set forth in Appendix B to the accompanying Management Information Circular (the "Circular") in accordance with the Interim Order made pursuant to Section 291 of the Business Corporations Act (British Columbia).	[ ] FOR	[ ] AGAINST

2.	To pass the ordinary resolution, the full text of which is set forth in Appendix H of the Circular, to approve the Resulting Issuer Equity Incentive Plans.	[ ] FOR	[ ] AGAINST

I/We authorize you to act in accordance with my/our instructions set out on herein. I/We revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated herein, this proxy will be voted as recommended by Management.

Dated this  ___________day of ___________, 2019.

Name of Shareholder (Please Print)
Signature of Shareholder	Please see notes on the reverse side of this Proxy

Notes to Proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favor or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

9. To be effective, this Proxy must be deposited at the office of the Company's agent, Alliance Trust Company, Suite 1010, 407 – 2nd Street S.W., Calgary, Alberta, T2P 2Y3 not later than 8:00 a.m. (Pacific time), on April 16, 2019. or, if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned Meeting at which the proxy is to be used.

HOW TO VOTE

INTERNET

Go to https://www.alliancetrust.ca/shareholders

  Cast your vote online

MAIL, FAX or EMAIL

  Complete and return your signed proxy in the envelope provided or send to:

Alliance Trust Company
#1010, 407 2nd Street SW
Calgary, Alberta T2P 2Y3

  You may alternatively fax your proxy to 403-237-6181 or scan and email to inquiries@alliancetrust.ca.